LAN CARGO PRESS RELEASE

Santiago, Chile, January 21, 2008 – LAN CARGO today announced that it has reached a plea agreement with the Department of Justice of the United States (“DOJ”) in relation to the DOJ’s ongoing investigation regarding price fixing of fuel surcharges and other fees for cargo shipments. This investigation reportedly involves more than 30 international airlines operating in the air freight business.

Eight airlines have previously reached similar agreements with DOJ in connection with this investigation: British Airways, Korean Air, Air France-KLM, Japan Airlines, Qantas, Cathay Pacific, SAS and Martinair/Tampa, paying fines that in the aggregate total US$ 1.275 billion.

The DOJ’s investigation regarding LAN CARGO covers the time period between February 2003 and February 14, 2006. This investigation has exclusively focused on the air freight business and does not in any way involve LAN Airlines’ passenger operations.

Under the plea agreement, LAN CARGO has agreed to pay a fine of US$88 million. This payment will be made over a five year period, and should therefore not significantly affect the company’s cash position.

Furthermore, as had previously been informed, the company already had established a US$75 million reserve in anticipation of a financial penalty. The reserve amounts were offset against the company’s results for 2007 and for the third quarter 2008.

In addition, the air freight company Aerolinhas Brasileiras S.A. (ABSA), in which LAN Cargo has an ownership stake, has also reached a plea agreement with the DOJ for a fine of US$ 21 million to be paid over a five year period.

The origin of this investigation lies in acts that have been deemed by the U.S. authorities to be transgressions of the competition law of the United States and that LAN CARGO has accepted as such. LAN CARGO condemns any violations of competition laws and has taken the necessary measures to prevent such actions from occurring in the future.

Since the beginning of the investigation, LAN CARGO has cooperated with the authorities of the DOJ. The company will continue to cooperate with the authorities as required in relation to the ongoing global investigation.

The company maintains a policy of rigorous compliance with all applicable laws and regulations in the countries in which it operates. Within its permanent commitment to good corporate governance and transparency in its corporate actions, LAN has further reinforced the control mechanisms incorporated in its strict compliance program. Furthermore, the company has implemented a new code of conduct that will govern all of its employees worldwide.